SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X__    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES _____ EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                          Commission file number 1-3950




            PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

     Statement of Net Assets Available for Plan Benefits as of June 1, 1999 and December 31, 1998.

     Statement of Changes in Net Assets Available for Plan Benefits for the Five Months Ended Year Ended June 1, 1999.

     Schedule I - Schedule of Assets Held for Investment Purposes as of June 1, 1999.

     Schedule II - Reportable Transactions for the Five Months Ended
June 1, 1999.


Exhibit
-------

Designation              Description                           Method of Filing
-----------              -----------                           ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Primus Automotive Financial Services, Inc. Prime Account Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                  PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC.
                                  PRIME ACCOUNT COMMITTEE


                                  By: /s/Thomas E. Hoppes
                                     --------------------------------
                                     Thomas E. Hoppes, Chairman
                                     Primus Automotive Financial Services, Inc.
                                     Prime Account Committee
June 28, 2000

                                  EXHIBIT INDEX
                                  -------------

                                                                     Sequential
                                                                    Page Number
Designation                 Description                          at Which Found
-----------                 -----------                          --------------

Exhibit 23        Consent of PricewaterhouseCoopers LLP

                    PRIMUS Automotive
                    Financial Services, Inc. Prime
                    Account 401(k) Tax-Deferred
                    Savings Plan
                    Report on Audits of Financial Statements and
                    Supplemental Schedules
                    For the Five Months Ended June 1, 1999 and the Year Ended December 31, 1998

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Contents
-------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants.............................................1


Financial Statements
Statements of Net Assets Available for Plan Benefits as
 of June 1, 1999 and December 31, 1998........................................2

Statement of Changes in Net Assets Available for Plan Benefits
 for the Five Months Ended June 1, 1999.....................................3-5

Notes to Financial Statements..............................................6-10


Supplemental Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
 as of June 1, 1999..........................................................11

Item 27d - Schedule of Reportable Transactions for the Five
 Months Ended June 1, 1999...................................................12

                        Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
PRIMUS Automotive Financial Services, Inc.


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of June 1, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the five months ended June 1, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of June 1, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in footnote 5 of the financial statements, on June 1, 1999, the Plan was merged into the Ford Savings and Stock Investment Plan for Salaried Employees ("SSIP"). At that time, the Plan assets were transferred to the SSIP, and the employees of the Company became employees of Ford Motor Credit Company, a subsidiary of Ford, and began participating in the SSIP subject to its terms.




June 16, 2000

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Statements of Net Assets Available for Plan Benefits
As of June 1, 1999 and December 31, 1998
-------------------------------------------------------------------------------

                                                                                 June 1,          December 31,
                                                                                   1999               1998
Assets
Investments, at fair value                                                       $       -        $ 24,419,506
Participant loans receivable                                                             -           1,031,978
                                                                                 ---------        ------------

    Net assets available for plan benefits                                       $       -        $ 25,451,484
                                                                                 ---------        ------------

The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Five Months Ended June 1, 1999
-------------------------------------------------------------------------------

                                                                                   Participant-directed
                                    -----------------------------------------------------------------------------------------------
                                                  Retirement
                                                  Government               Growth                  U.S.
                                        Ford        Money    Intermediate   and                   Equity
                                        Stock       Market      Bond       Income     Puritan     Index
                                        Fund      Portfolio     Fund      Portfolio    Fund      Portfolio      Subtotal
Additions
  Employee contributions            $  259,142   $   80,125   $  44,339   $  159,843   $ 39,100   $  145,367    $  727,916
  Employer contributions               133,349     (172,261)     22,777       84,055     20,991       74,228       163,139
  Rollover contributions                63,903        9,252       1,069       38,925     16,009       16,777       145,935
  Interest and dividend income          58,444       33,850      25,464        3,519      3,662            -       124,939
  Net appreciation (depreciation)
    in fair value of investments      (123,749)           -     (27,812)      25,942      3,473      295,433       173,287
  Loans, interest repayments             7,678        1,869         800        2,711        489        3,391        16,938
  Loans, principal repayments           35,674       10,382       6,480       15,617      2,486       16,032        86,671
  Exchanges in (out)                   994,901     (268,854)   (359,588)      (7,936)   (21,371)    (228,709)      108,443
    Total additions                  1,429,342     (305,637)   (286,471)     322,676     64,839      322,519     1,547,268
Deductions
  Distributions                         76,190       17,977      24,330       66,324     16,032       94,933       295,786
  Loans to participants                 72,156       16,981       8,091       24,711      7,738       44,571       174,248
  Forfeitures                            6,564      (50,466)      1,311       10,500      1,699        2,727       (27,665)
  Transfers out                      4,501,401    1,670,789     964,616    1,915,728    473,917    4,798,639    14,325,090
    Total deductions                 4,656,311    1,655,281     998,348    2,017,263    499,386    4,940,870    14,767,459

    Net deductions                  (3,226,969)  (1,960,918) (1,284,819)  (1,694,587)  (434,547)  (4,618,351)  (13,220,191)

Net assets available for plan
  benefits, beginning of year        3,226,969    1,960,918    1,284,819   1,694,587    434,547    4,618,351    13,220,191

    Net assets available for plan
      benefits, June 1, 1999        $        -   $        -   $        -  $        -   $      -   $        -   $         -


The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits (continued)
For the Five Months Ended June 1, 1999
-------------------------------------------------------------------------------

                                                                          Participant-Directed
                                    -----------------------------------------------------------------------------------------------
                                     Blue Chip                  Growth                               International
                                      Growth                    Company      Magellan      OTC        Growth and
                                       Fund       Contrafund    Fund         Fund        Portfolio    Income Fund    Subtotal

Additions
  Employee contributions            $  169,573    $  115,550   $  88,084    $ 254,542     $  65,155   $  19,578     $   712,482

  Employer contributions                89,858        57,761      44,191      139,462        32,824       9,878         373,974
  Rollover contributions                58,749        33,001      11,950      116,911         1,639       7,846         230,096
  Interest and dividend income               -        14,047      10,142      300,914             -           -         325,103
  Net appreciation (depreciation)
    in fair value of investments        45,306        67,417      97,855       13,996       117,536       4,204         346,314
  Loans, interest repayments             3,378         1,979       1,296        8,451         1,990         329          17,423
  Loans, principal repayments           18,972        11,118       5,851       44,046        13,603       2,281          95,871
  Exchanges in (out)                   (35,008)        8,067      19,814       81,562       (93,061)    (30,874)        (49,500)
    Total additions                    350,828       308,940     279,183      959,884       139,686      13,242       2,051,763
Deductions
  Distributions                         39,252        37,917      31,661      110,863        15,089       4,053         238,835
  Loans to participants                 31,869        17,520      14,639       76,991         9,382       4,239         154,640
  Forfeitures                            6,532         4,675       2,363        7,609         2,024         382          23,585
  Transfers out                      2,147,063     1,701,369   1,414,473    5,398,979     1,088,187     192,129      11,942,200
    Total deductions                 2,224,716     1,761,481   1,463,136    5,594,442     1,114,682     200,803      12,359,260

    Net deductions                  (1,873,888)   (1,452,541) (1,183,953)  (4,634,558)     (974,996)   (187,561)    (10,307,497)

Net assets available for plan
  benefits, beginning of year        1,873,888     1,452,541   1,183,953    4,634,558       974,996     187,561      10,307,497

    Net assets available for
plan benefits, June 1, 1999         $        -    $        -  $        -    $       -    $        -    $      -    $          -



The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits (continued)
For the Five Months Ended June 1, 1999
-------------------------------------------------------------------------------

                                                                         Participant-Directed
                                    -----------------------------------------------------------------------------------------------
                                                                    Asset         Asset        Cash/
                                     Overseas        Asset          Manager       Manager      Loan
                                      Fund          Manager         Growth        Income       Fund         Subtotal        Total

Additions
  Employee contributions            $ 28,736      $  19,624      $  27,038      $  7,628     $       -     $   83,026    $1,523,424
  Employer contributions              13,732         11,152         14,056         5,751                       44,691       581,804
  Rollover contributions              10,108         24,532          8,385             -                       43,025       419,056
  Interest and dividend income             -          1,815              -         1,481                        3,296       453,338
  Net appreciation (depreciation)
   in fair value of investments        9,286          2,449          8,096         (345)                       19,486       539,087
  Loans, interest repayments             444            324          1,346           338                        2,452        36,813
  Loans, principal repayments          2,751          3,727          3,590         2,098      (194,706)      (182,540)            2
  Exchanges in (out)                 (14,958)       (17,144)       (24,694)       (2,146)            -        (58,942)            1
    Total additions                   50,099         46,479         37,817        14,805      (194,706)       (45,506)    3,553,525
Deductions
  Distributions                        4,841          7,886         13,774         4,218         8,816         39,535       574,156
  Loans to participants                7,186          2,580          3,783           395      (342,832)      (328,888)            -
  Forfeitures                            841            728          1,935           575              -         4,079            (1)
  Transfers out                      388,689        245,738        261,474        96,375      1,171,288     2,163,564    28,430,854
    Total deductions                 401,557        256,932        280,966       101,563        837,272     1,878,290    29,005,009

    Net deductions                  (351,458)      (210,453)      (243,149)      (86,758)    (1,031,978)   (1,923,796)  (25,451,484)

Net assets available for plan
  benefits, beginning of year        351,458        210,453        243,149        86,758     1,031,978      1,923,796    25,451,484

    Net assets available for
      plan benefits, June 1, 1999   $      -       $      -      $       -      $      -       $     -     $        -   $         -


The accompanying notes are an integral part of the financial statements.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.   Description of the Plan

     The Plan became effective April 1, 1992.

     The following description of the PRIMUS Automotive Financial Services, Inc. (the "Company") Prime Account 401(k) Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

     General
     The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All full-time employees who are at least 21 years of age are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

     Contributions
     Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 11% of their pre-tax earnings, not to exceed 25% of annual earnings including overtime and bonuses. The Company, at its discretion, may match at the rate of 100% of the first 2% and 50% of the next 4% of the participants' pre-tax contributions.

     Participant accounts
     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on the participant's earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on continuous service. The Company's matching contributions are vested 20%, 50% and 100% for one, two and three years of service, respectively. A participant becomes fully vested in Company matching contributions automatically upon retirement due to disability, upon death or upon termination of the Plan.

     Investment options
     Participant contributions are invested in accordance with the participant's election in any of sixteen investment funds. These investment options as of June 1, 1999 are as follows:

     Ford Stock Fund - The Fund consists of shares of the common stock, $1.00 par value, of Ford and a portion in short-term investments. The value of the fund primarily rises or falls depending upon the stock's performance in the market. Ford stock is subject to economic factors, the stock market in general and factors affecting Ford in particular.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------
1.   Description of the Plan (continued)

     Fidelity Retirement Government Money Market Portfolio - A money market mutual fund with a goal to preserve capital, maintain price and provide current income.

     Fidelity Intermediate Bond Fund - This is an income mutual fund with a goal to provide high current income. It invests in U. S. and foreign bonds. Select bonds are considered medium to high quality with an average maturity of 3-10 years.

     Fidelity Growth and Income Portfolio - This fund is a growth and income mutual fund with a goal to provide a high total return from a combination of current income and capital growth. It invests primarily in U. S. and foreign stocks that pay current dividends and show potential earnings growth. It may also invest in some bonds.

     Fidelity Puritan Fund - This fund is a growth and income mutual fund with a goal to provide income while preserving investment. It invests in a wide variety of U. S. and foreign securities. It includes all types of bonds of any quality as well as common and preferred stock.

     Fidelity U. S. Equity Index Portfolio - This fund is a growth and income mutual fund with a goal to duplicate the composition and return of the Standard and Poor's composite index of 500 stocks. It invests primarily in the 500 companies that make up the S&P 500.

     Fidelity Blue Chip Growth Fund - This fund is a growth mutual fund with a goal to increase the value of the investment over the long-term through capital growth. It invests primarily in common stocks of well-known, established companies.

     Fidelity Contrafund - This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in equity securities of companies whose value is not fully recognized by the public.

     Fidelity Growth Company Fund - This fund is a growth mutual fund with a goal to increase the value of the investment over the long term through capital growth. It invests primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth.

     Fidelity Magellan Fund - This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in common stocks of small, medium and large foreign and U. S. companies with investments that are broadly diversified across many different kinds of companies and industries.

     Fidelity OTC Portfolio - This fund is a growth mutual fund with a goal to increase the value of the investment over the long term through capital appreciation. It invests primarily in stocks traded in the "over-the-counter" ("OTC") market, but may also include preferred stocks, debt securities, and other types of investments.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.   Description of the Plan (continued)

     Fidelity International Growth and Income Fund - This fund is a growth and income mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth while also providing current income. It invests primarily in stocks that the fund manager feels have growth possibilities. It will keep at least 25% of assets invested in bonds for income. Investments may be made in assets in one country but will generally be spread in investments across at least six different countries.

     Fidelity Overseas Fund - This fund is a growth mutual fund that invests internationally with a goal to increase the value of the investment over the long term through capital growth. It invests primarily in stocks and bonds of companies whose principal business activities are outside the U.S.

     Fidelity Asset Manager - This fund is an asset allocation mutual fund with a goal to provide high total return with reduced risk over the long term. It invests in stocks, bonds and short-term instruments of U. S. and foreign issuers including those in emerging markets. The manager of this fund may gradually shift assets from one type to another based on the current outlook of the various markets.

     Fidelity Asset Manager Growth - This fund is an asset allocation mutual fund with a goal to provide high total return. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of this fund may gradually shift assets from one type to another based on the current outlook of the various markets.

     Fidelity Asset Manager Income - This fund is an asset allocation mutual fund with a goal to provide high current income. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of the fund may gradually shift assets from one type to another based on the current outlook of the various markets.

     Participant loans Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum of $50,000. Loan interest rates are set monthly but will not change during the term of the loan. Loan transactions are treated as a transfer to/from the investment fund from/to the Cash/Loan fund. The interest rate will be the prime rate as quoted in The Wall Street Journal.

     Payment of benefits
     Benefits are payable upon termination or upon normal retirement at age 65 in a cash lump-sum payment.

2.   Summary of Significant Accounting Policies

     Basis of accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments
     The Plan allows its participants to direct their share of contributions and earnings to sixteen different investment mediums, which are held by Fidelity Investments and are stated at fair value as of June 1, 1999, as determined by quoted market prices.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (continued)

     Investments (continued)
     Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Payment of benefits
     Benefits are recorded when paid.

     Contributions
     Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and uncertainties
     The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Transactions with Parties-in-Interest

     Certain administrative expenses pertaining to the operation of the Plan are paid by the Company. In addition, various administrative, legal and accounting services are performed on behalf of the Plan, and no charges are made to the Plan for these services. Purchases and sales of Ford stock are routinely made by the Plan trustee in accordance with the provisions of the Plan or at the request of certain participants.

4.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 1995, that the Plan is in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

5.   Plan Merger

     The Plan was merged into the Ford Savings and Stock Investment Plan for Salaried Employees ("SSIP") on June 1, 1999. At that time, the Plan assets were transferred to the SSIP, and the employees of the Company became employees of Ford Motor Credit Company, a subsidiary of Ford, and began participating in the SSIP subject to the terms of the SSIP. The existing SSIP, investment options, participant account balances, and vesting were unchanged with the Plan merger.

6.   Subsequent Events

     During April 2000, the Board of Directors of Ford approved the Value Enhancement Plan. This plan allows Ford shareholders to exchange their current Ford common and Class B shares for new Ford common and Class B shares. In addition, shareholders will have the right to receive either $20 cash per share or the equivalent value in new Ford common shares or a combination of cash and new Ford shares. The total cash distribution will be limited to $10 billion. This action is subject to review by the Securities and Exchange Commission and shareholder approval. This plan is expected to be completed during the summer of 2000.

     In addition, during April 2000, the Board of Directors of Ford also approved an independence plan for Visteon Corporation whereby Ford will distribute its 100% interest in Visteon to Ford common and Class B shareholders. Shareholders will receive a distribution of Visteon stock on June 28, 2000 based on the number of Ford shares they own and the total number of Ford shares outstanding on June 12, 2000. The Board of Directors of Ford also declared a dividend in cash on shares of Ford's stock held in certain employee savings plans. This cash distribution will be equal, on a per share basis, to the value of the Visteon stock to be distributed to other shareholders.

PRIMUS Automotive Financial Services, Inc.
Prime Account 401(k) Tax-Deferred Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes
as of June 1, 1999
-------------------------------------------------------------------------------


(a)             (b)                                         (c)                               (d)          (e)

         Identity of issuer            Description of investment including maturity
          borrower, lessor                date, rate of interest, collateral, par                         Current
          or similar party                           or maturity value                        Cost         value

*      Ford Motor Company        Ford Motor Company Common Stock, 0 units                      ^            $    -
                                  at $18.17

*      Fidelity                  Retirement Government Money Market Portfolio,
                                  0 units at $1.00                                             ^                 -

*      Fidelity                  Intermediate Bond Fund, 0 units at $9.97                      ^                 -

*      Fidelity                  Growth and Income Portfolio, 0 units at $46.43                ^                 -

*      Fidelity                  Puritan Fund, 0 units at $20.22                               ^                 -

*      Fidelity                  U.S. Equity Index Portfolio, 0 units at $36.82                ^                 -

*      Fidelity                  Blue Chip Growth Fund, 0 units at $51.26                      ^                 -

*      Fidelity                  Contrafund, 0 units at $59.45                                 ^                 -

*      Fidelity                  Growth Company Fund, 0 units at $54.90                        ^                 -

*      Fidelity                  Magellan Fund, 0 units at $121.07                             ^                 -

*      Fidelity                  OTC Portfolio, 0 units at $48.30                              ^                 -

*      Fidelity                  International Growth and Income Fund, 0 units
                                  at $21.62                                                    ^                 -

*      Fidelity                  Overseas Fund, 0 units at $37.24                              ^                 -

*      Fidelity                  Asset Manager, 0 units at $17.58                              ^                 -

*      Fidelity                  Asset Manager Growth, 0 units at $19.14                       ^                 -

*      Fidelity                  Asset Manager Income, 0 units $12.23                          ^                 -

       Participant loans         Remaining maturity dates range from 1 month to 10 years,
                                  interest rates range from 6-9%                               ^                 -
                                                                                                       ------------

                                                                                                            $    -
                                                                                                       ------------

PRIMUS Automotive Financial Services, Inc. Prime Account
401(k) Tax-Deferred Savings Plan
Item 27d - Schedule of Reportable Transactions
For the Five Months Ended June 1, 1999
-------------------------------------------------------------------------------

      (a)                      (b)                          (c)       (d)    (e)      (f)         (g)         (h)            (I)
                                                                                    Expenses              Current value
Identity of                                                Purchase Selling Lease  incurred with   Cost    of asset on      Net gain
party involved   Description of asset                      price    price   rental transaction*  of asset transaction date  or(loss)
Reporting
Criterion I      Any single transaction in excess of 5% of
                 current value of plan assets.

                 None

Reporting
Criterion II     Any series of transactions in other than
                 securities in excess of 5% of the
                 current value of plan assets.

                 None

Reporting
Criterion III    Any series of transactions in securities
                 in excess of 5% of current value of plan
                 assets.

                 None

Reporting
Criterion IV     Any transaction within the plan year
                 with respect to securities with or in
                 conjunction with a person with whom
                 any prior or subsequent single 5%
                 security transactions within the plan
                 year took place.

                 None.


Note A - Transactions already reported under Criterion I are not reported here. *Information regarding expenses incurred with each transaction was not available from the Trustee.